Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

June 17, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Brittany Ebbertt and Patrick Faller

Re:	CF Acquisition Corp. VI

Registration Statement on Form S-4

Initially Filed February 14, 2022

File No. 333-262725

Dear Ms. Ebbertt and Mr. Faller:

On behalf of CF Acquisition Corp. VI (the “Company”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 3, 2022, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-262725, filed with the Commission on May 13, 2022 (the “Prior Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Q: What are the material terms of the Forfeiture Escrow Shares and Tandem Option Earnout Shares?, page 12

1.	We note your response to prior comment 4 and disclosure that the Tandem Option Earnout Shares will be “treated substantially the same as the Forfeiture Escrow Shares.” Clarify this statement by describing whether the Tandem Option Earnout Shares are also subject to an escrow period. Disclose any differences in the triggering events or clearly state, if true, that the Earnout Terms for the Tandem Option Earnout Shares are the same as the Earnout Terms for the Forfeiture Escrow Shares.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 12, 13 and 117 has been revised accordingly.

Transaction Agreements

Business Combination Agreement, page 27

2.	Revise to include a definition of “Transferee” and “Qualified Class D Transferee” in your summary of the proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and the disclosure on, among others, pages 4 and 5 has been revised accordingly.

Related Agreements, page 30

3.	We note references throughout the filing to the Key Individual Subscription Agreement. Please revise here to describe this agreement and its key terms including the fact that it appears to be related to the Share Repurchase Agreement.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 31 has been revised accordingly.

Forward Purchase Contract, page 31

4.	Please disclose the terms of the share lock-up provided for in the Forward Purchase Contract.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 31, 36, 129 and 130 has been revised accordingly.

Risk Factors

Rumble is subject to cybersecurity risks and interruptions or failures in Rumble’s information technology systems and as it grows..., page 57

5.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and whether you have taken any actions to mitigate such potential risks.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 58 has been revised accordingly. Rumble has advised the Company that its IT team continues to closely monitor and take action to mitigate all potential cyber threats.

The CEO of the Combined Entity will have control over key decision making as a result of his control of a majority of the voting power…, page 80

6.	We note your response to prior comment 20. Address in your risk factor that Mr. Pavlovski is permitted to transfer his Class D Common Stock only to a Qualified Class D Transferee and explain the consequences of this limitation.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 81 has been revised accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 95

7.	We note the revisions made in response to prior comment 22; however, the subtotal that reflects the pro forma financial information adjusted for the Locals Technology acquisition should not include the historical results for CF Acquisition Corp. VI. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment. The pro forma statement of operations for the year ended December 31, 2021 has been revised to remove the historical results for CF Acquisition Corp. VI in the subtotal column that reflects the pro forma financial information adjusted for the Locals Technology acquisition.

Note 2 - Transaction Accounting Adjustments

Adjustment (D), page 99

8.	Your disclosures on page 130 appear to indicate that the repurchase of the Class C shares via the Share Repurchase Agreement was negotiated to provide liquidity to Mr. Pavlovski in order to enable the purchase of the Class D shares under the Key Individual Subscription Agreement. You also disclose that the purchase price of the Class D shares was in recognition of the relatively small cash compensation historically paid to Mr. Pavlovski as CEO of Rumble. Please provide us with your accounting analysis that supports your accounting treatment of these transactions within your pro forma financial statements. Specifically, tell us how you considered whether these transactions should be reflected as stock-based compensation expense under ASC 718 and/or a capital contribution from Mr. Pavlovski, and refer to the specific guidance relied upon in your analysis. Additionally, explain the reason for the significance difference in the price per share for the Class D common stock to be issued and the Class C common stock to be repurchased.

Response: The Company advises the Staff that the disclosure on page 130 of the Prior Registration Statement provides that the repurchase arrangement, which involves the repurchase of ExchangeCo Exchangeable Shares from Mr. Pavlovski (and the redemption of a corresponding number of “stapled” non-economic Class C voting shares) – rather than the purchase price of the Class D shares – was in recognition of the relatively small cash compensation historically paid to Mr. Pavlovski. The disclosure on page 135 has been revised to further clarify this language. In addition, the disclosure on page 31 has been revised to indicate that Mr. Pavlovski intends to use $1,000,000 of the total $11,000,000 repurchase proceeds to purchase the Class D shares under the Key Individual Subscription Agreement.

To be clear, the $11,000,000 repurchase from Mr. Pavloski is being done in his capacity as a stockholder. The $10.00 per share repurchase price for the ExchangeCo Exchangeable Shares is equal to the $10.00 per share price in the PIPE Investment (with “stapled” non-economic Class C voting shares being repurchased at nominal par value). Separate and apart from the repurchase agreement, the $1,000,000 total purchase price for the “high vote” Class D shares being purchased under the Key Individual Subscription Agreement was determined on an arm’s length basis with input from a third party valuation firm. Because the Class D shares have no economic rights, their value solely results from their voting rights; however, since Mr. Pavlovski cannot transfer the Class D shares to third parties other than Permitted Transferees under his control, the value of the Class D shares is limited. The parties agreed on a $1,000,000 total value for all of the “high vote” Class D shares.

In light of the above facts, these transactions should be not reflected as stock-based compensation expense under ASC 718 and/or a capital contribution from Mr. Pavlovski.

Adjustment (Z), page 101

9.	We note your revised disclosures and response to prior comment 23, as well as the disclosure on page 124, which indicates that 4,172,969 Sponsor shares are subject to forfeiture and cancellation. Please explain why all of the Sponsor shares subject to forfeiture and cancellation are not excluded from your pro forma net loss per share calculation. Please also ensure your disclosures in pro forma footnote (Z) clearly explain which Sponsor shares are or are not included in this calculation.

Response: The Company acknowledges the Staff’s comment. The 4,172,969 total Sponsor shares subject to forfeiture comprise of the sum of 1,963,750 shares of Class A Common Stock, plus up to 2,209,219 additional shares of Class A Common Stock (such additional number of shares calculated upon Closing pro rata, based on a fraction, the numerator of which will be the CF VI Available Cash and the denominator of which will be $400,000,000). As such, with respect to the 2,209,219 shares, none will be subject to forfeiture in the “No Redemption” scenario, 759,419 will be subject to forfeiture in the “Intermediate Redemption” scenario and 1,518,838 will be subject to forfeiture in the “Maximum Redemption” scenario based on the Available Cash at Closing in each of the redemption scenarios.

The Sponsor shares that are subject to forfeiture in each of the redemption scenarios are excluded in the pro forma net loss per share calculation, and as such, a footnote in Adjustment (AA) has been added to clearly state the number of Sponsor shares that are excluded from the calculation.

10.	We note your revised disclosures and response to prior comment 24. Revise to disclose that the Forfeiture Escrow shares are excluded from the pro forma EPS calculation and disclose why they are excluded. Additionally, disclose the number of Forfeiture Escrow Shares included (or excluded) in each of the tables on pages 14, 86 and 101 so that a reader can better understand the difference in total Rumble shares presented in each of these tables.

Response: The Company acknowledges the Staff’s comment. A footnote has been added in the pro forma EPS calculation on page 106 to disclose the number of Forfeiture Escrow Shares, which are deemed to be contingently issuable shares under ASC 260, and as such, are excluded in the calculation.

Additionally, the number of Forfeiture Escrow Shares on pages 14 and 88 have been revised accordingly.

Sponsor Support Agreement

11.	We note your response to prior comment 11. Clarify, if true, that the additional Sponsor shares subject to potential forfeiture will be determined by a calculation equal to one minus the fraction you disclose multiplied by 2,209,219.

Response: The Company acknowledges the Staff’s comment and confirms that the number of additional Sponsor shares subject to potential forfeiture will equal 2,209,219 x (1 minus the quotient of the CF VI Available Cash (as defined in the Amendment) divided by $400,000,000). The disclosure on page 129 has been clarified accordingly.

Background of the Business Combination, page 126

12.	We note your response to prior comment 32. Please disclose the “certain” terms that were renegotiated between Rumble and Cosmic, to the extent material. Additionally, in your discussion of the Cosmic Agreements on page 227, identify the term and termination provisions for the A&R Cosmic Agreements. Further, clarify, if true, that the entity you refer to as Cosmic Development on page 2 is Kosmik Development Skopje doo, as disclosed in Exhibit 10.10.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 136 and 238 has been revised accordingly.

Certain Forecasted Information for Rumble, page 136

13.	We note your revised disclosure on page 136 stating that “CF&Co. and the CF VI Board reviewed the Future Illustrative Valuation Analysis, the Comparable Company Analysis and the Precedent Transaction Analysis.” Clearly identify the party or parties that prepared each of these three analyses. Tell us if a report, opinion or appraisal materially relating to the transaction was received from an outside party and, if so, revise to summarize the analyses and provide disclosure consistent with Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 136 has been revised to clarify that CF&Co. prepared each of the Future Illustrative Valuation Analysis utilizing information provided by Rumble regarding Rumble’s potential monetization of advertising revenues and subscriber base, the Comparable Company Analysis utilizing publicly available information and the Precedent Transaction Analysis utilizing publicly available information. In connection with such analyses, additional disclosure consistent with Item 4(b) of Form S-4 and Item 1015 of Regulation M-A has been added to page 144.

As described on, among others, pages 18 and 36, the Company did not obtain a fairness opinion from any outside party relating to the transaction. In addition, no similar form of report or appraisal was obtained, and disclosure specifying such has been added accordingly.

14.	We note your disclosure that “CF VI received” certain information on Rumble’s existing user base, advertising market penetration, and estimated levels of advertising revenue per user, among other things, which in the initial registration statement was referred to as the “Future Illustrative Valuation Analysis.” Clarify who prepared this information and advise whether this information is summarized on page 136 in the section entitled “Future Illustrative Valuation Analysis.” To the extent this information has not been disclosed, include a summary of any material estimates and other information that were provided so that shareholders/investors can gain an understanding of the materials the CF VI Board considered in making its determination.

Response: The Company acknowledges the Staff comment and notes that, as disclosed in Response #13 above and as clarified in the Amendment, CF&Co. prepared the Future Illustrative Valuation Analysis. The information on which the Future Illustrative Valuation Analysis was based was received from Rumble and publicly available information. The disclosure on page 141 has been updated accordingly.

15.	We note your response to prior comment 35. Identify the party responsible for selecting the companies for the Comparable Company Analysis. Disclose if there were any criteria used to exclude companies from the analysis and if any companies meeting the selection criteria were excluded. Further, disclose if there were any quantitative metrics or other factors used to select the comparable companies beyond the qualitative attributes you list. Please also tell us your basis for determining the Diversified Technology Comparable Group companies met your stated selection criteria of online platforms for content distribution and monetization that are similar to Rumble.

Response: The Company acknowledges the Staff’s comment and notes that, as disclosed in Response #13 above and as clarified in the Amendment, CF&Co. prepared the Comparable Company Analysis. In addition, CF&Co. selected the companies used in the Comparable Company Analysis based on criteria that it deemed relevant to an analysis of Rumble. The disclosure on page 142 of the Amendment has been updated accordingly. CF&Co. based its valuation analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The Diversified Technology Company Group companies, while operating numerous other businesses, were included, among other reasons, because they operate businesses that provide video streaming platforms to content creators. As noted on page 142 of the Amendment, none of the comparable companies is identical to Rumble, or one another, and Rumble is at an earlier stage of development than the comparable companies. Accordingly, a complete valuation analysis of Rumble cannot rely solely upon a quantitative review of the selected public companies, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors including stage of development that could affect their value relative to that of Rumble. Therefore, the comparable company analysis is subject to certain limitations.

16.	We note your disclosure that the Future Illustrative Valuation Analysis “was less detailed than the previously provided financial projections.” Clarify who provided these financial projections and when they were provided. In that regard, disclose if these projections were separate from the projections prepared by Rumble in May 2021. In either case, tell us if these projections are material and if they were relied upon by the Board or the party that prepared the analysis. To the extent any projections were exchanged between the parties that were material, please make the appropriate disclosures of this information or advise.

Response: The financial projections were prepared in May 2021 by Rumble but were considered by both Rumble and CF VI to be dated and not likely to be an accurate predictor of future financial performance. Accordingly, these projections were not relied upon by CF VI’s management or provided to the CF VI Board in negotiating and approving the Business Combination Agreement and its terms. The disclosure on pages 141 and 142 has been clarified accordingly. No projections were prepared for use by CF VI’s management or the CF VI Board, which were relied upon in connection with the negotiation and approval of the Business Combination Agreement and its terms.

CF VI Board’s Reasons for the Approval of the Business Combination, page 140

17.	We note your response to prior comment 33. Clarify the date on which CF VI management determined that the independent directors of CF VI should separately review and consider the potential conflicts of interest you describe, and the date on which the independent directors on the CF VI Audit Committee unanimously approved the Business Combination Agreement and the related transactions.

Response: In line with the CF VI audit committee charter, the CF VI audit committee is responsible for reviewing and approving related party transactions. Accordingly and given the related party transactions and potential conflicts of interest, CF VI’s management kept the CF VI audit committee apprised of the potential transaction as further described in the section of the Amendment entitled “Background of the Business Combination” and, as described in such section, the CF VI’s management presented the CF VI audit committee with engagement letters related to the PIPE Offering on November 11, 2021 (including the engagement letter between CF VI and CF&Co.) and the transaction agreements (including the Business Combination Agreement), on November 29, 2021 and November 30, 2021. Based upon the materials provided to the CF VI audit committee by CF VI’s management, the CF VI audit committee reviewed and considered (in light of the applicable conflicts of interest), and then unanimously approved the engagement letters on November 12, 2021, and the Business Combination Agreement and related transactions on November 30, 2021. The disclosure on page 148 of the Amendment has been updated to cross-reference the Background to the Business Combination section accordingly, which discloses the applicable dates.

Potential Purchases or Arrangements With Respect to CF VI Public Shares, page 143

18.	We note your response to prior comment 36. Please revise to state that any securities purchased by the sponsor or its affiliates outside of the redemption offer will not be voted in favor of approving the business combination. Refer to Tender Offer Compliance and Disclosure Interpretation Question 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and disclosure has been added to state that any CF VI Public Shares purchased by the Sponsor or its affiliates outside of the redemption offer will not be voted in favor of the business combination. Please see page 148.

Information about Rumble

Our Growth Strategy, page 197

19.	We note your response to prior comment 41, including your statement that mobile users represent an “exceedingly small” portion of total MAUs and that you believe any overlap between mobile and web users to be immaterial. This appears to contradict your disclosure here that mobile users are a key component of your user base and engagement. Please tell us how many mobile users, web users and total MAUs you have in each period that supports the assertions in your response that there is minor overlap and mobile users are insignificant to total MAUs. Additionally, tell us how you are able to support this information and disclosure given that you do not track unique users.

Response: In our response to the Staff’s prior comment 41, the Company has been advised by Rumble that the appropriate term should have been “app user” instead of “mobile user.” Rumble has advised the Company that it is able to distinguish between (i) web users (i.e., users who access content through a web browser on a computer, laptop or mobile device) and (ii) app users (i.e., users who access content through the Rumble app, which can only be accessed through a mobile device). In light of the foregoing, the response to prior comment 41 as follows (changes marked in bold), which is consistent with the existing disclosure in footnote (1) on page 191 of the Prior Registration Statement:

The key metric that Rumble’s management uses to track engagement is monthly average users (MAUs). MAUs are comprised of both web users and app users. At this time, Rumble is unable to pinpoint exactly how many of its users are unique users because there may be some overlap between web users and app users; however, Rumble believes this overlap to be immaterial because the number of app users is exceedingly small compared to the overall number of MAUs. As such, Rumble does not separately track unique users and only reports MAUs.

The disclosure on page 202 has also been revised to clarify that Rumble expects app users will be a key component of its user base and engagement in the future.

The table below sets forth data showing unique web users and unique app users for the quarterly periods from the fourth quarter of 2020 through the first quarter of 2022, as reported by Google Analytics, our third-party analytics provider that tracks unique users. While Google Analytics provides unique users for web and app separately, it does not provide total unique users after de-duplicating any overlapping users of web and app and therefore we use unique web users plus unique app users to calculate MAUs.

(in millions)	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Web	20	31	24	35	32	39
App	1	2	1	1	1	2
Total MAU	21	33	25	36	33	41

App as % of Total	5%	6%	4%	3%	3%	5%

Enterprise, page 198

20.	We note your response to prior comment 42 discussing your business-to-business subscription-based marketing model. Given your intention to expand this business, as noted on page 198, supplement your disclosure with additional details about this subscription business and what it is designed to offer enterprise customers.

Response: The Company acknowledges the Staff’s comment and (i) the disclosure on page 198 has been revised to better clarify the distinction between Rumble’s consumer-facing Locals subscription service and Rumble’s business-to-business subscription service and (ii) the disclosure on page 203 has been revised to provide additional details about what this service is expected to provide enterprise customers.

Rumble’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 209

21.	We note your revised disclosures and response to prior comment 44. While we note you disclose these metrics by quarter in the charts on pages 194 and 195, please revise to quantify these metrics for each period presented in your MD&A. See SEC Release No. 33-10751. In addition, include a discussion of any significant fluctuations in the measures from period to period.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 215-216 has been revised accordingly.

22.	We note your response to prior comment 44 and reissue our comment in part. Please advise if cost-per-click and/or cost-per-view are key metrics that management uses to manage the business and your consideration of disclosing these measures for each of the periods presented. In that regard, we also note your disclosure on page 208 that says “[a]dvertising customers pay on a cost-per-click or cost-per-view basis.”

Response: The Company has been advised by Rumble that cost-per-click and cost-per-view are not key metrics that Rumble’s management uses to manage the Rumble business. Once Rumble’s own advertising system is fully implemented, Rumble has advised the Company that Rumble’s management expects that cost-per-click and cost-per-view may become key metrics.

Consolidated Financial Statements - Rumble Inc.

Consolidated Statements of Comprehensive Loss, page F-28

23.	We note your response to prior comment 49 only refers to the amortization of ROU assets. However, in the year ended December 31, 2021 you also have amortization of intangible assets and depreciation of capital assets. Please quantify for us, by asset category, the amount of depreciation and amortization expense for the year ended December 2021 that should be allocated to cost of revenue. If these amounts are material, please revise to ensure your presentation both here and throughout the filing complies with SAB Topic 11.B.

Response: The Company has been advised by Rumble that it classifies the amortization and depreciation of each of its major classes of intangible assets within continuing operations as deemed appropriate, in accordance with ASC 350-30-45-2. Further, taking into account the guidance within Regulation S-X Rule 5-03(b)(2).02, of Rumble’s major classes of assets, computer hardware, right-of-use assets, domain name, brand and technology are partially specifically related to cost of revenues. The allocation of amortization and depreciation expense, in line with the use of these assets specifically for revenue generating activities, amounts to $119,808, which is immaterial to the overall presentation of the consolidated financial statements of Rumble for the year ended December 31, 2021 (“annual consolidated financial statements”), no revisions to the annual consolidated financial statements or disclosures have been made.

We note that in line with guidance within SAB Topic 11.B, exclusion of depreciation and amortization from cost of sales must be specifically disclosed within the description of the line item ‘cost of revenues’ to specify that it is ‘exclusive of depreciation and amortization shown below’. Rumble’s annual consolidated financial statements have been revised to include this description in the cost of revenues line item.

Further, this comment has been incorporated in the condensed consolidated interim financial statements of Rumble for the three months ended March 31, 2022 (“Q1 2022 interim financial statements”).

Consolidated Balance Sheets, page F-29

24.	It does not appear your balance sheet balances. Specifically, total liabilities plus temporary equity and permanent equity when added together do not appear to agree to total assets. Please revise or advise.

Response: There was a clerical error in the uploading of the annual consolidated financial statements, whereby the line item ‘deferred tax liability’ in the amount of $721,065 should have not been included in the consolidated balance sheet (in line with Footnote 9). Rumble has revised its annual consolidated financial statements for the same.

Consolidated Statements of Shareholders’ Equity (Deficit), page F-30

25.	Please revise to present the number of Class A and Class B shares associated with each line item shown in your statement of equity. Additionally, ensure each transaction discussed in Footnote 13 is appropriately reflected here. Refer to ASC 505-10-50-2.

Response: Rumble has reviewed guidance in ASC 505-10-50-2 and notes that all material transactions discussed in Footnote 13 have been reflected in the consolidated statement of equity. Please see below a breakdown of the number of shares associated with each line item on the annual consolidated financial statements.

	(#)		($)
	Class A Common shares	Class B Common shares	Class A Common shares	Class B Common shares
Balance, January 1, 2020	9,578,000	50,000	$582,338	$19,355
Repurchase of Class A Common shares	(2,087,000)
Balance, December 31, 2020	7,491,000	50,000	$582,338	$19,355
Issuance of Class A Common shares	172,070	-	35,714,286	-
Issuance of Class B Common shares	-	7,000	-	-
Issuance of Class A and B Common shares in connection with Locals acquisition	524,215	5,800	6,926,985	65,630
Issuance of Restricted Stock Units	-	4,825	-	44,776
Transfers and exchanges	(67,595)	67,595	-	-
Balance, December 31, 2021	8,119,690	135,220	$43,223,609	$129,761

Rumble has revised its annual consolidated financial statements for this comment. In addition, this comment has been incorporated in Rumble’s Q1 2022 interim financial statements.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-33

26.	We note your revised disclosures and response to prior comment 51. As the sales-based and usage-based royalty exception applies to the license of intellectual property, advertising revenue would not qualify for that exception. It would appear that revenue from your advertising arrangements may be recognized as usage occurs per ASC 606-10-32-40. Please advise or revise.

Response: The Company has been advised that by Rumble that revenue from advertising arrangements being recognized as usage occurs in line with ASC 606-10-32-40 as both the criteria are met, as follows:

a. Payment is on a per-view or per-click basis, and therefore related specifically to the performance obligation of providing an advertising hosting platform to its customer that can be viewed and/or clicked by the users.

b. Allocating the payment on a per-view or per-click basis for the satisfaction of the performance obligation related to advertising revenues is consistent with the allocation objective in ASC 606-10-32-28, as it depicts the amount of consideration expected by the entity in exchange for providing advertising services.

As the pattern of revenue recognition is in line with ASC 606-10-32-40, Rumble has revised its disclosures in its annual consolidated financial statements.

27.	We note that you are the principal in your advertising arrangements; however, on page F-34 you state that revenue is recorded at the “net sales price” for advertising contracts. Please clarify what you mean by net sales price. In this regard, in your response to prior comment 52 you indicate that video advertising revenues are shared with content creators at a rate of 60% of net earnings. Please tell us whether this revenue is recorded at 100%, 60% or 40% and tell us where the content creators share is recorded. In this regard, we note that the advertiser appears to be your customer and the content creator a supplier (i.e. a cost of revenue).

Response: The Company acknowledges the Staff’s comment and confirms that the customer for the entity is the advertiser and the content creator is akin to that as a supplier. The term “net sales price” refers to payment made by the advertiser (i.e., the customer) to Rumble in exchange for services, and is the transaction price for Rumble. Revenue is recognized at 100% of the transaction price, and the 60% to be allocated to the content creator is included in cost of revenues.

Rumble has revised its annual consolidated financial statements to change the term “net sales price” to “sales price” to avoid confusion.

28.	We note your revised disclosure and response to prior comment 53 related to the licensing of Rumble content and the Rumble Player. Please address the following:

●	Tell us who your customer is and clarify whether you enter into a licensing agreement with said customer.

●	Your disclosure indicates that you recognize these revenues over time, but you also disclose that you recognize these revenues under the usage-based royalty exception. Please advise or revise to clearly indicate which revenue streams are recognized under these methods. Ensure you address your accounting treatment for agreements based on a per video basis versus those that are a flat-fee or monthly basis.

●	Explain in your response how you “maintain” the functionality of the content in the library.

●	Considering the content and the Rumble player have significant stand-alone functionality, it appears they would qualify as functional licenses under ASC 606-10-55-59(a). Please advise or revise.

Response: The Company acknowledges the Staff’s comments and advises as follows:

●	Licensing customers include certain publishers, broadcasters and other companies that may either want to license content from Rumble’s library (current and/or future content) to display on their platforms and/or license a customized Rumble player suitable for their needs. In certain arrangements, Rumble may also have the ability to monetize content displayed on its player on behalf of the licensee. Rumble enters into separate contractual arrangements with these customers specifying the terms and conditions and scope of the licensing arrangements. Consideration for these arrangements is typically a fixed monthly fee.

●	Pattern of revenue recognition has been bifurcated (within licensing arrangements) as following:

o	Single license to Rumble content – transaction price is attributable to a single performance obligation of providing Rumble content via a URL to the licensee and is recognized over the term of the licensing arrangement.

o	License to access Rumble content library – transaction price is attributable to the performance obligations of providing access to the current and future Rumble content library which is connected to the Rumble platform and must be maintained by Rumble throughout the term of the license. Rumble’s obligations include hosting the content libraries for access and searching by the customer, updating the libraries with new content provided by the content owner, and making assets selected by the customer available for download, throughout the term of the contract. These services are billed based on the access to the content regardless of the number of videos downloaded. All of these services are highly interdependent as the customer’s ability to derive its intended benefit from the contract depends on the entity transferring both the access to the content library overtime and making the videos available as and when required by the customer for download. These services therefore constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term. The predominant item in the single performance obligation is a license providing a right to access the content library throughout the license period. For these arrangements, Rumble therefore recognizes the total fixed fees under the contract as revenue ratably over the term of the contract as the performance obligation is satisfied, as this best depicts the pattern of control transfer.

o	License of Rumble player (without Rumble content and no monetization rights) – transaction price is attributable to the licensing of the Rumble player and is recognized over the term of the licensing arrangement. As part of this arrangement, the customer is required to use the most current version of the player and therefore, the utility of the player to the customer is significantly affected by Rumble’s ongoing activities to maintain and support the player.

o	License of Rumble player (with monetization rights and with or without Rumble content) – such an arrangement includes three (3) performance obligations, as follows: (1) provision of Rumble content – connected to Rumble’s content library and recognized over the term of the license, (2) provision of Rumble player – connected to Rumble’s platform and recognized over the term of the license, and (3) monetization of content on behalf of the licensee – over time as User views occur.

Note that the transaction price for agreements based on a per video basis is determined based on actual consumption of videos on a monthly basis over the term of the licensing arrangement (usage-based royalty exception). Flat-fee or monthly fee arrangements are amortized consistently throughout the term of the license in line with the assessment above.

●	Rumble hosts all content as well as Rumble players on its platforms and performs maintenance, upgrades, bug fixes on its platform. All content licensed by Rumble as well as displayed via Rumble player is first uploaded onto the Rumble content library which is maintained by Rumble. As such, Rumble has ongoing obligation of maintenance, upgrades and similar obligations for all content and players throughout the course of its arrangements with its customers.

●	An exception is noted where Rumble content is provided in an ‘offline’ format (such as via a hard drive/CD), wherein revenue is recognized at a point in time in line with guidance for functional licenses.

Rumble has revised the accounting policy disclosure in its annual consolidated financial statements to reflect the above.

29.	We note your disclosure on page F-34 that revenue from functional licenses is recognized at a point-in-time when right to use is granted. However, we also note where you disclose revenue from your limited “offline” license agreements, which are determined to be functional licenses, are recognized over-time. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and Rumble has revised the disclosure in its annual consolidated financial statements to state point-in-time recognition for such arrangements.

30.	We note from your disclosure on page F-34 that “other” revenue includes cloud and subscription services. Please tell us whether revenue from Locals’ subscription-based services is included within other revenue, or otherwise clarify where this revenue is recorded. As part of your response, separately quantity for us the amount of licensing versus other revenue for the periods presented.

Response: The Company advises the Staff that revenue from Locals’ subscription-based services is included in the ‘Other’ component of ‘Licensing and Other’ revenues. For the year ended December 31, 2021, Licensing revenue was $2,073,621 (2020 - $1,634,178) and Other revenue was $533,683 (2020 - $nil).

Note 8. Intangible Assets, page F-42

31.	Please revise to disclose the information required by ASC 350-30-50-1, including by major intangible asset class, for the intangible assets acquired in the Locals’ acquisition and the domain name purchased in 2021.

Response: The Company has been advised by Rumble that intangible assets acquired in connection with the Locals’ acquisition include brand and technology, presented in aggregated in Footnote 3 and individually in Footnote 8 in annual consolidated financial statements. Useful lives of each of the intangible assets disclosed within this note are as follows:

Intangible asset	Useful life
Intellectual property	Indefinite
Domain name	15 years
Brand	10 years
Technology	5 years

Rumble has assessed there to be no significant residual value in aggregate or individually for any intangible assets. Additionally, the intangible asset ‘Intellectual Property’ is not subject to amortization, which has been disclosed in Footnote 8 of the annual consolidated financial statements. Further, disclosures under ASC 350-30-50-1 (c) and (d) are not applicable to Rumble.

Rumble has revised the disclosure in line with ASC 350-30-50-1 and cross-referenced intangible assets acquired in connection with the Locals’ acquisition in its annual consolidated financial statements.

Note 9. Income Taxes, page F-43

32.	Please revise to include disclosure describing what is included in the “other” reconciling item in your statutory income tax rate reconciliation. To the extent this represents more than one significant item, please revise to present each significant item on a separate line. Refer to Item 4-08(h)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and notes that Item 4-08(h)(2) of Regulation S-X requires an entity to disclose individual reconciling items that are more than 5% of the amount computed by multiplying the pre-tax income of an entity by the statutory federal income tax rate. Reconciling items that are individually less than 5% of the computed amount may be aggregated in the reconciliation.

Rumble’s combined statutory tax rate is 12.2%. As such, the threshold for disclosure is $82,603 (calculated as 12.2% x $13,541,416 x 5%). Rumble has accordingly revised the annual consolidated financial statements to separately present individual items within the ‘Other’ reconciling item of $963,566 as follows:

Breakdown of ‘Other’ reconciling item	Amount
Difference in current and deferred income tax rates	$(789,824)
Difference in Canadian and Foreign income tax rates	(440,371)
Business combination	338,484
Other	(71,855)
$(963,566)

Note 13. Shareholders’ Equity, page F-45

33.	Please revise to disclose information about your various equity awards, including the performance and/or service conditions to which they are subject and the period over which the service-based awards vest. Also revise to disclose the total unrecognized compensation cost and the weighted-average period over which it is expected to be recognized. Refer to guidance in ASC 718-10-50-2(a) and (i).

Response: The Company acknowledges the Staff’s comment and Rumble has reviewed guidance in ASC 718-10-50-2(a) and, accordingly, Rumble has revised its disclosure in Footnote 13 to its annual consolidated financial statements to include the following:

“Note 2. Summary of Significant Accounting Policies:

Vesting period for the stock options granted is determined by the Board of Directors and the typical vesting for equity awards with service conditions is monthly vesting over three to five years. Requisite service period for Rumble’s stock options subject to service conditions is coterminous with the vesting period specific to those stock options.

The Company has also issued equity awards such as warrants, restricted stock units and/or stock options to non-employees that are subject to certain performance conditions. Typical performance condition refers to a change in control and/or the Company becoming publicly traded. Vesting condition for such equity awards is met when either the performance condition is satisfied or deemed likely to be satisfied. The Company does not have any performance-based equity awards issued to its employees.”

“Note 13. Shareholders’ Equity:

The total unrecognized compensation cost for stock options issued as at December 31, 2021 is $141,672 (2020 - $1,123,877) which is expected to be recognized over a weighted-average period of 2.32 years (2020 – 1.87 years).”

Further, this comment has been incorporated in Rumble’s Q1 2022 interim financial statements.

Note 19. Subsequent Events, page F-51

34.	We note the revised disclosures provided in response to prior comment 55. As previously requested, please revise to disclose the date through which you evaluated subsequent events, as required by ASC 855-10-50-1(a).

Response: The Company acknowledges the Staff’s comment and, in line with guidance under ASC 850-10-50-1(b.2), Rumble has disclosed the date through which subsequent events have been evaluated as being the date the financial statements were available to be issued.

Exhibits

35.	We note your response to prior comment 56. Please file a copy of the employment agreements with Rumble’s executive officers described on page 202 in addition to the contractual agreements providing for the issuance of the Restricted Class B Common Shares. Refer to Item 601(b)(10)(iii) of Regulation S-K. We further note your disclosure on page 207 indicating that a copy of Mr. Pavlovski’s employment agreement will be filed as an exhibit to your proxy statement/prospectus. Please update your exhibit index accordingly.

Response: The Company acknowledges the Staff’s comment and Exhibits 10.11, 10.12 and 10.13 have been added to the filing. Exhibit 10.14 will be filed by amendment.

General

36.	We note your response to prior comment 39. We further note your disclosure on page 63 that Rumble is building its “own technical infrastructure.” Clarify which types of infrastructure and services are included in Rumble’s plans. For example, we note your disclosure on page F-39 that Rumble has an interest in a joint venture that intends to provide customers with payment processing services. Revise to disclose any material plans, investments, or costs Rumble plans to undertake to build this infrastructure so that investors can better understand Rumble’s business plan.

Response: The Company acknowledges the Staff’s comment and a cross-reference to the “Infrastructure” section of the “Information About Rumble” section has been added on page 64 and page 204 has been revised to add additional clarifications on the types of infrastructure build-out. The Company has been advised by Rumble that its ownership interest in a joint venture that provides payment processing services is held primarily for investment purposes, and any investment that Rumble may make into the infrastructure of this joint venture will not be a material component of Rumble’s business plan.

37.	We note your response to prior comment 37 and reissue our comment. Revise the disclosure throughout your filing to describe the material federal income tax consequences of the merger and related transactions, not solely the federal income tax consequences of any redemptions. Refer to Item 4(a)(6) of Form S-4. Further, we note that in the business combination agreement, the parties make a mutual covenant in Section 7.5 that they will not “take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment, where “Transactions” means “collectively, the Arrangement (including the Share Exchanges) and the other transactions contemplated by this Agreement, the Plan of Arrangement or any of the Ancillary Agreements.” Advise if the merger and related transactions will qualify as an exchange Under Section 351 of the Code, and, if so, file the appropriate tax opinion with your registration statement. Additionally, revise your disclosure to reflect that the joint covenant refers to the Transactions. In the alternative, provide your analysis as to why the tax consequences of the merger and related transactions are not material.

Response: Whether the transactions described in the Business Combination Agreement qualify or fail to qualify as an exchange under Section 351 of the Internal Revenue Code do not impact CF VI shareholders’ decision to approve, or not approve, the Business Combination Agreement, to exercise their redemption rights, or to purchase or sell CF VI shares (or following the consummation of the Business Combination, shares of the Combined Entity) because qualification under Section 351 does not have any impact on CF VI or its current shareholders. The Business Combination Agreement does not contemplate existing CF VI shareholders exchanging their CF VI shares for shares in any other entity; since they simply retain their existing shares, there is no taxable event for them regardless of whether or not Section 351 is applicable to other parties.

The only parties potentially affected by the qualification of the transactions in the Business Combination Agreement as an exchange under Section 351 are Rumble shareholders participating in the exchange. However, the Rumble shareholders are not voting in the Special Meeting and the Form S-4 is not soliciting their consent to the transactions; rather, concurrently with the mailing of the Form S-4, Rumble is required under the Business Combination Agreement to prepare and disseminate to Rumble shareholders an information circular in connection with the calling and holding of a Rumble shareholders meeting, which will be conducted and governed by an order of the Ontario Superior Court of Justice. The information circular will contain information required under applicable Canadian laws that is material to Rumble shareholders in connection with their vote on the transaction. In connection with their consideration of the transaction, and based on their review of the information circular, the Rumble shareholders can seek advice from their own tax advisors and would be responsible for paying their own taxes (if any) that result from the exchange. CF VI and its shareholders are not required to indemnify the Rumble shareholders for such taxes.

Accordingly, the qualification of the transactions in the Business Combination Agreement as an exchange under Section 351 of the Internal Revenue Code is not just immaterial, but not relevant to, the CF VI shareholders’ decision of whether or not to approve the Business Combination Agreement, and Rumble shareholders will be provided with the material information required under Canadian laws through their receipt of an information circular in connection with the Rumble shareholder meeting. In response to the Staff’s comment, disclosure has been added on pages 148-149 of the Amendment.

38.	Please describe the potential or actual impact of Russia’s invasion of Ukraine on your business and that of Rumble, whether direct or indirect. In doing so, consider any impact resulting from sanctions and provide appropriate risk factor disclosure. If the impact is not material, please explain why. Additionally, please supplementally tell us whether Rumble’s hosting of video content from Russian state-owned news media agencies might subject the company to any sanctions-related risks.

Response: Neither the Company nor Rumble engages in any material business in, or with persons or companies located in, Russia or Ukraine, nor have the operations of either company been materially impacted directly or indirectly by the conflict. To the extent the invasion impacts economic conditions generally, the Company and Rumble do not believe their respective businesses would be disproportionately impacted relative to other companies generally or to other companies within the same industries. In response to Comment #5 above, disclosure has been added on page 58 that the conflict could result in increased cyber-attacks or cybersecurity incidents by state actors or others. To the extent that Rumble has hosted video content from Russia state-owned news media agencies, their access to and usage of Rumble has been initiated by them on the same terms as are available to any other user of Rumble and, as with every user, to the extent Rumble determines that any such user is subject to sanctions in countries (such as the U.S. and Canada) having legal jurisdiction over Rumble, their content will be immediately removed in accordance with Rumble’s policies. To date, Rumble is not aware of any hosted material from a Russian state-owned news media agency that is subject to U.S. or Canadian sanctions.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VI

Willkie Farr & Gallagher LLP